Macleod Dixon LLP
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File No. 179667

06017295

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

September 14, 2006

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2006
WASH. D.C.
185

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated September 14, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE

SEPTEMBER 14, 2006

CONNACHER'S "GREAT DIVIDE" OIL-IN-PLACE AND RECOVERABLE RESERVES AND RESOURCES UP CLOSE TO 50 PERCENT OVER YEAR END 2005 – GLJ REPORT EFFECTIVE SEPTEMBER 1, 2006 – 8% PRE-TAX PRESENT WORTH OF FUTURE NET REVENUE FROM 3P RESERVES, HIGH ESTIMATE (LOW CERTAINTY) CONTINGENT RESOURCES AND PROSPECTIVE RESOURCES REACHES $1.5 BILLION ($7.50 PER SHARE)

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) announced today that its Board of Directors has accepted an updated reserve and resource report prepared by GLJ Petroleum Consultants ("GLJ" and the "GLJ Report"). The report has an effective date of September 1, 2006, and evaluates Connacher's oil sands reserves and resources at its Great Divide project and lands in northeastern Alberta. The results of the GLJ Report indicate that Connacher's original oil-in place ("OOIP") 3P reserves, high estimate (low certainty) contingent resources and prospective resources increased 59 percent over volumes estimated by GLJ in their report of December 31, 2005, and that recoverable reserves and resources increased by 48 percent. A total of six Pods were recognized, including Pod 1, which is being developed for production following receipt of regulatory approval and the issuance of an Order in Council this past summer.

The report was prepared for the company at the direction of Connacher's Reserves Committee, using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51-101 ("NI 51-101"). It took into account the results of approximately 20 core holes and 3D seismic covering Pods 2 and 4, activity which was conducted largely during the first quarter of 2006. It did not incorporate the results of 3D seismic conducted this summer over Pod 1 and the extension to Pod 5 as this data was still being interpreted at the time of preparation of the current report.

It should be noted Connacher has also initiated regulatory procedures to secure approvals to conduct the drilling of up to ten stratigraphic tests on and around Pods 2 and 4 prior to freeze-up in the latter part of 2006. The results of this anticipated drilling, along with the aforementioned summer seismic program, is anticipated to impact on the outcome of the next scheduled GLJ update to be conducted at year end 2006. The results of the next GLJ Report will be incorporated into Connacher's year end reporting to shareholders, likely to occur near the end of March 2007.

As previously announced, Connacher also plans to drill up to an additional 60 core holes or stratigraphic tests on its main lease block during the first quarter of 2007 and the results of this proposed drilling and further anticipated 3D seismic over the unevaluated portions of Connacher's main lease block is expected to have a measurable, commensurate and continuing impact on Connacher's reserve and resource base at Great Divide, as the expanded data base is secured, processed, interpreted and incorporated into the evaluation process.

Highlights of the GLJ report, with comparatives to year end 2005 results, where appropriate, are as follows:

- **Total estimated 3P OOIP reserves, high estimate (lower certainty) contingent resources and prospective resources rose 59 percent to 855 million barrels from 538 million barrels and its recoverable reserves and resources rose 48 percent to 459 million barrels from 311 million barrels**
- **The company's estimated 3P OOIP reserves, best estimate contingent resources and best estimate prospective resources were 580 million barrels and its recoverable reserves and best estimate resources were 287 million barrels**
- **The company's estimated 3P OOIP reserves rose 12 percent to 200 million barrels and its 3P recoverable reserves rose three percent to 112 million barrels. These are all associated with Pod 1 at Great Divide from only 1,661 acres out of Connacher's 80,000 acres in the region.**
- **The eight percent pre-tax net present value of future net revenue from the 3P recoverable reserves, high estimate (lower certainty) contingent resources and prospective resources was estimated to be $1.5 billion. This equates to approximately $7.50 per Connacher common share outstanding. There are presently 197 million Connacher common shares outstanding. Resources were not assigned present values in the year end 2005 report.**
- **The 10 percent pre-tax net present value of future net revenue from 3P recoverable reserves, high estimate (lower certainty) contingent resources and prospective resources was estimated to be $1billion ($5.08 per common share presently outstanding).**

- **The eight percent pre-tax nět present value of future net revenue from 3P reserves is estimated at $437 million, an increase of 38 percent over year end 2005. The 10 percent pre-tax net present value of future net revenue from 3P reserves rose 45 percent to $331 million.**

The GLJ Report forecasts that 3P reserves at Pod 1 will generate $1.7 billion of undiscounted future net revenue, giving rise to the aforementioned eight percent pre-tax present value of $437 million, and should pay out in early 2008 after recovering remaining capital costs and the payment of forecast related operating costs and Provincial royalties.

In the case of 3P recoverable reserves, high estimate (lower certainty) contingent resources and prospective resources, future undiscounted net revenue was forecast to reach $7 billion, resulting in the eight percent pre-tax present value of $1.5 billion previously reported herein.

The GLJ Report utilized GLJ's current price deck, adjusted for the type of crude oil (bitumen) to be produced at Great Divide. The prices utilized commenced in 2007 at $34.75 per barrel and declined to $29.00 per barrel in year 2010 before commencing to increase at a rate of approximately two percent per annum thereafter for the life of the project. The price deck in the 2006 GLJ Report is approximately 10 – 15 percent above that utilized in the 2005 year-end report for the bitumen to be produced. Operating costs were also appropriately inflated in the analysis and adjusted for forecast volumes. The reserves at Pod 1 were forecast by GLJ to have a reserve life of 27.3 years with a 13.5 year half life.

The GLJ Report reinforces the increasing significance and magnitude of the reserves, prospective resources, value and growth potential of Connacher's Great Divide Project and surrounding acreage. Only about 10 percent of Connacher's land holdings at Great Divide were assigned reserves or resources in the GLJ analysis. The company's attention is now focused on the timely, cost effective execution of the construction of the plant for Pod 1, while continuing to grow the reserves, resources and value of the remaining extensive oil sands leases held in the region.

Connacher Oil and Gas Limited (CLL – TSX) is a public Canadian oil and natural gas exploration, development and production company based in Calgary, Alberta. In addition to its extensive and significant holdings at its Great Divide Project in the Alberta oil sands, Connacher holds extensive developed and undeveloped conventional properties, including natural gas production and reserves at Marten Creek, Alberta and crude oil production and reserves at Battrum, Saskatchewan. Current conventional production is approximately 1,000 bbl/d of crude oil and 14 mmcf/d of natural gas. Pod 1 is scheduled to produce at an approved rate of 10,000 bbl/d of bitumen once it comes on stream. Connacher also owns a 9, 500 bbl/d refinery at Great Falls, Montana and is the largest shareholder of and manages the affairs of Petrolifera Petroleum Limited, a very successful exploration and production company with extensive holdings in Argentina and Peru with its common shares listed for trading on the Toronto Stock Exchange under the symbol "PDP".

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. All information relating to reserves, resources and future net-revenue constitute forward-looking statements and are based upon the independent evaluation of GLJ. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Anticipated exploration and development plans relating to Connacher's properties in 2007 are subject to change. For a detailed description of the risks and uncertainties facing Connacher and its business and affairs, and for definitions of proved, probable and possible reserves and contingent and prospective resources, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2005. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements. Reports are based on assumptions which means that future net revenues listed in this release do not represent fair market value.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com